Filed by Crosstex Energy, L.P.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Crosstex Energy, Inc.

Commission File No.: 333-192419

Crosstex Energy, Inc. and Crosstex Energy, L.P. held a conference call on February 28, 2014 to discuss fourth quarter and full year 2013 financial results, which was webcast live and is available for replay on their respective websites.  The following is the transcript of such conference call:

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

EVENT DATE/TIME: FEBRUARY 28, 2014 / 03:00PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

CORPORATE PARTICIPANTS

Jill McMillan Crosstex Energy LP - Director, Public & Industry Affairs

Barry Davis Crosstex Energy LP - President and CEO

Michael Garberding Crosstex Energy LP - SVP and CFO

William Davis Crosstex Energy LP - EVP and COO

CONFERENCE CALL PARTICIPANTS

Darren Horowitz Raymond James & Associates - Analyst

John Edwards Credit Suisse - Analyst

David Askew Wunderlich Securities - Analyst

Ethan Bellamy Robert W. Baird & Company, Inc. - Analyst

Jeremy Holder Goldman Sachs - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Q4 2013 Crosstex Energy earnings conference call. My name is Mark and I will be your operator today. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session.

(Operator Instructions)

As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the call over to Jill McMillan. Please proceed.

Jill McMillan  - Crosstex Energy LP - Director, Public & Industry Affairs

Thank you Mark, and good morning everyone. Thank you for joining us today to discuss Crosstex’s fourth quarter 2013 results.

On the call today are Barry Davis, President and Chief Executive Officer; Michael Garberding, Executive Vice President and Chief Financial Officer; and Bill Davis, Executive Vice President and Chief Operating Officer. We issued our fourth quarter and year-end 2013 earnings release yesterday evening, and the 10-Ks will be filed this morning. For those of you who did not receive the release it is available on our website at crosstexenergy.com.

If you want to listen to a recording of today’s call, you have 90 days to access a replay by phone or webcast on our website. I remind you that any statements that include our plans, expectations, or predictions should be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are subject to a number of assumptions and uncertainties that may cause our actual results to differ materially from those expressed in these statements, and we undertake no obligation to update or revise any forward-looking statements.

Today we will also discuss certain non-GAAP financial measures and you will find the non-GAAP reconciliations to GAAP measures in our earnings release. We encourage you to review the cautionary statements and other disclosures made in our SEC filings. Specifically, those under the heading Risk Factors.

I will now turn over the call to Barry Davis.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

Barry Davis  - Crosstex Energy LP - President and CEO

Thank you Jill.

Good morning everyone and thank you for joining us on the call today. Our primary objectives in 2013 were to enhance our size, scale and diversity, while expanding our fee-based businesses to generate steady and reliable cash flows. Looking back on the year, I am pleased to report that we did just that; we grew our asset base, invested capital where it made sense, and we are well prepared for the future.

There were three major events that helped us achieve these objectives: the completion of the first phase of the Cajun-Sibon expansion project, our expansion projects in the Permian, and the announcement of our transaction with Devon to create EnLink Midstream. On our Cajun-Sibon expansion project, the completion of Phase 1 in November was a significant milestone which allows us to benefit from increasing market demand in the robust Southeast Louisiana NGL market. The focus, deep experience, and commitment of our team was instrumental in the execution of this project.

Phase 2 of the project is under construction and scheduled for completion during the second half of this year. Once completed we expect our Cajun-Sibon expansion projects collectively to contribute $115 million to $130 million to our annual EBITDA, a big step change for NGL business that we believe will create even more opportunities as demand for NGLs continues to grow along the gulf coast.

The Permian basin is one of the areas that we identified early last year as a target for growth. We are investing almost $300 million in our assets including our Deadwood joint venture with Apache Corporation, the Mesquite Fractionator, and the Bearkat Gathering and Processing Complex to take advantage of growing production in this region. The Permian is an important growth area and we are confident our footprint there will be an integral part of EnLink Midstream’s success moving forward.

Moving to our transaction with Devon, in October of last year we announced our agreement to combine our Midstream assets with Devon’s US Midstream assets to create a new leader in the Midstream Energy industry. We announced in January that EnLink Midstream will be the name of the new Company and contingent upon shareholder approval on March 7 and closing of the merger, EnLink midstream will begin trading on the New York Stock Exchange with the ticker symbol ENLK for the master limited partnership and ENLC for the general partners.

EnLink Midstream will have a diverse geographic footprint and a strong financial foundation enabling us to provide innovative customer solutions and drive robust growth. We will benefit from an investment-grade credit profile which allows us to refinance Crosstex’s existing debt, and provides future access to capital at a lower cost. We project $25 million in synergies from refinancing Crosstex’s legacy bonds and credit facilities alone. Michael Garberding will update you on the progress of this refinancing later the call.

In addition, we see opportunities to capture approximately $20 million of operational synergies optimizing compression, processing and overall asset utilization. This transaction is a win-win for shareholders, customers and employees alike. Our equity holders will benefit from strong future growth of distributions and dividends for years to come, driven by stable cash flows from fee-based services, a strong growth outlook, and sponsorship from Devon. Our customers will benefit from a strong partner able to offer tailored solutions and access to a broad asset base. Our employees will benefit from working for a strong and growing Company.

Importantly, this combination also joins two well-aligned and strong cultures with an emphasis on our people, safety, and environmental responsibility. Yesterday we announced EnLink Midstream’s new Boards of Directors and additional details on our organizational structure and leadership team. We are excited to work with this experienced group of individuals, which includes Devon’s CEO, John Richels, as Chairman of the Board.

Moving to the day-to-day business operations, I will continue to serve as President and CEO and serve on both of EnLink Midstream’s boards. Mike Garberding will serve as Executive Vice President and Chief Financial Officer and Joe Davis will serve as Executive Vice President and General Counsel.

We are reorganizing our operations into two primary business units. The first is gas gathering, processing and transmission, which we will refer to as the Gas Unit. The second is gas liquids, crude, and logistics which we will refer to as the Liquids Unit. Steve Hoppe will join us from Devon, and has a long history on their leadership team and deep midstream experience. He will serve as Executive Vice President and President of the gas gathering, processing, and transmission business.

Mac Hummel will join the team as Executive Vice President and President of natural gas liquids and crudes. Mac also has an extensive background in the Midstream industry at Williams, where he has led various businesses including their NGL business. We are confident the management team has the proven track record and the experience to lead this new endeavor.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

Finally, upon completion of the transaction, Bill Davis will retire as Executive Vice President and Chief Operating Officer of Crosstex Energy. Bill has over 30 years of leadership in the energy industry, including over 12 years of outstanding service here at Crosstex. He played an important role in the execution of our objectives to grow and diversify the business, and I congratulate Bill on his retirement from our Company.

As we look to the future, EnLink Midstream will be well-positioned to secure and execute sizable organic development and acquisition opportunities across the Midstream value chain, driving growth over the near and long-term. Our strong financial foundation and strategic positioning will provide us with opportunities for growth from four separate avenues.

The first avenue of growth will come from drop-downs. As we showed the market in our transaction announcement presentation on October 21, Devon’s Midstream assets will be owned 50% by the general partner and 50% by the limited partnership.

Our end goal is to transform EnLink Midstream into a pure play GP model with the MLP acquiring the remaining 50% interest in Devon Midstream holdings from the general partner. And our current plan is to start those drop-downs in the beginning of 2015. Additionally, Devon has granted EnLink Midstream the right of first offer on their Access pipeline, a pipeline system that serves Devon’s growing thermal heavy oil production in Canada. There are other Devon-owned Midstream assets in the mid-continent, Permian Basin, and Eagle Ford that could potentially become drop-down opportunities for us in the future.

The second avenue of growth is providing Midstream infrastructure and services to Devon in the future. Devon will be our largest customer, accounting for more than 50% of EnLink Midstream’s combined estimated 2014 adjusted EBITDA. EnLink Midstream will be well-positioned to capitalize on sponsor-related opportunities, supporting Devon’s upstream growth needs and serving in new basins.

The third avenue of growth is from organic development to serve a broad and diverse group of customers and end-users. We are excited about the growth opportunities that could arise from our expanded platform including Devon’s Legacy Midstream assets, which were previously built and operated with a focus on Devon. In many cases these assets can be extended or optimized to serve additional customers.

The fourth avenue of growth is from M&A activity. With its strong financial position, EnLink Midstream will be in a great position to acquire complementary and strategic assets, both adjacent to core areas, as well as entirely new areas.

Turning to our results, we delivered solid financial performance in 2013, with growth in our distribution and dividend rates. Our adjusted EBITDA for 2013 was $215 million and distributable cash flow was $126.3 million. We increased distributions and dividends again in the fourth quarter, ending the year with total distributions of $1.36 at XTEX, and total dividends of $0.52 at XTXI. Looking to the future we are confident that we have found the right partner at the right time to create a larger, stronger Company that can deliver sustainable growth and enhanced value for all of our stakeholders.

With that, I will now turn the call over to Michael Garberding, who will discuss our fourth-quarter financial results in greater detail.

Michael Garberding  - Crosstex Energy LP - SVP and CFO

Thanks, Barry. Good morning everyone.

First I will provide an update on our 2014 outlook for EnLink Midstream and then review Crosstex’s fourth-quarter and full-year 2013 financial performance. We issued guidance for EnLink Midstream on February 19, which was consistent with the financial outlook we provided on our Devon announcement in October.

From the second quarter to the fourth quarter of 2014, we expect approximately $525 million of combined adjusted EBITDA at EnLink Midstream including $375 million of adjusted EBITDA at EnLink Midstream Partners LP. While these projections do not include first quarter impact due to the timing of the shareholder vote on March 7, on an annualized basis we expect approximately $700 million of combined adjusted EBITDA at EnLink Midstream, including approximately $500 million at EnLink Midstream Partners LP, which is consistent with our original guidance.

These figures exclude operational synergies which are still being worked through. Until close, we are still operating as two separate companies. Projected distributions for fiscal year 2014 are expected to be approximately $1.47 per common unit at EnLink Midstream Partners LP and approximately $0.80 per common unit at EnLink Midstream LLC. The payment and amount of distributions will be subject to approval by the respective EnLink Midstream Board of Directors and to economic conditions and other factors existing at the time of determination of each quarterly distribution.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

Expected growth capital expenditures at EnLink Midstream Partners LP in the second quarter through the fourth quarter of 2014 are approximately $300 million. Expected maintenance capital expenditures in the second quarter through the fourth quarter of 2014 will be approximately $80 million at EnLink Midstream, and approximately $50 million at EnLink Midstream Partners LP.

Also we wanted to provide some clarification on drop-downs. Once our E2 projects are complete and in operation, which we expect to occur in the second quarter of 2014, we plan on dropping down our interest in these assets into the Partnership. No other drop-downs besides the E2 assets are included in our 2014 guidance projections. We do not expect to start dropping down the Devon Midstream assets until the beginning of 2015. And we expect to begin working with Devon on the drop-down of the Access pipeline upon project completion, which could be expected in 2015, as well.

When we announced a transaction with Devon in October, we mentioned our intent to refinance Crosstex’s legacy debt and achieve approximately $25 million in financial synergies. We have successfully obtained new revolving credit facility commitments with investment-grade terms for both EnLink Midstream investment entities. EnLink Midstream Partners LP has entered into a $1 billion unsecured revolving credit facility. EnLink Midstream LLC has received commitments on a $250 million secured credit facility.

The funding of these facilities is contingent upon the completion of the merger and contribution transactions with Devon. We are pleased with the terms of these facilities and the banks that are partnered with us and we believe we have ample capacity to finance new developments, drop-downs, and acquisitions when those needs arise.

We are also working on refinancing our current unsecured debt. We have already exercised an equity claw of $53 million on our $250 million 7 1/8% Bonds. We’re looking at options to refinance our $725 million 8 7/8% Bonds that became callable this February. From a ratings perspective, we are still working through the process with the new ratings expected at transaction close.

We expect EnLink Midstream’s investment-grade credit profile to give us much more favorable interest rates on these bonds, thereby giving the Company a lower cost to capital. Our long-term plan for EnLink Midstream is to maintain leverage of around 3.5x debt-to-EBITDA or less. We will provide more information on EnLink Midstream’s guidance projections at our annual analyst presentation in Dallas on May 12.

Turning to Crosstex’s fourth-quarter 2013 financial performance, we delivered stable financial performance despite some challenges we faced in the fourth quarter. The partnership realized adjusted EBITDA of $53.9 million for the fourth quarter of 2014, a slight increase from the third quarter of 2013 adjusted EBITDA of $52.5 million. Gross operating margin for the fourth quarter of 2013 was approximately $96.1 million, or 3.9% from the gross operating margin in the third quarter of 2013.

For the quarter, our fee-based business accounted for approximately 84% of gross operating margins, which continues to provide a solid base of cash flow. The key drivers of our fourth-quarter results were, first, the volume ramp-up of our Cajun-Sibon Phase 1 expansion project has been slower than expected. This is a large-scale project and it takes some time to get the equipment lined out.

We were also impacted by colder than normal temperatures constraining the overall flow of NGLs into the main fractionation complexes. The pipeline is currently running at near-full capacity while the unit’s fractionator has experienced start-up issues with certain equipment. Bill will discuss more about this later.

Second, we had strong utilization from our railcar import facilities to capture seasonal pricing uplifts in our PNGL segment, offsetting a challenging gas processing environment. Finally with respect to our ORV segment, the continued condensate production delays, less volume on our brine disposal due to well issues, and weather conditions the fourth quarter had a negative impact on our production growth. We are still waiting to realize the expected growth. Bill will provide additional details.

As Barry mentioned, we ended the year with adjusted EBITDA of approximately $215 million and distributable cash flows of $126 million. In our last-quarter call we discussed our expectations to end 2013 toward the low end of guidance for the year. Our results were impacted by the timing of the Cajun-Sibon startup and slower than expected ramp in the ORV condensate volumes. We have been working to resolve these issues as we move forward in 2014 and expect to be successful in our endeavors.

For the fourth quarter, we increased both the distributions at XTEX to $0.36 and the dividend at XTXI to $0.15 due to the solid performance of our legacy assets and the growth outlook we see on the near term horizon for Cajun-Sibon, Bearkat, and the Devon transaction. Our distribution coverage was 0.99x for the full year. We continue to believe that a coverage ratio of 1x to 1.1x is appropriate given the overall reduced commodity exposure in our business.

With that I will turn the call over to Bill, who will provide an asset update and take you through some of the exciting growth projects we are working on.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

William Davis  — Crosstex Energy LP - EVP and COO

Thanks Mike. Good morning everyone. During the fourth quarter we continued to make significant progress on our growth projects.

We are pleased to report that our Cajun-Sibon Phase 1 pipeline expansion is operating within targeted capacity, currently handling 60,000 to 65,000 barrels a day based on producer nominations. At our Eunice fractionator in South Louisiana, we have experienced start-up issues with certain new pieces of equipment, including pumps, compression, and boilers.

Eunice plant volumes are currently ranging between 35,000 to 55,000 barrels per day depending on equipment performance and availability. We are addressing these equipment issues and have fixed most of them and expect to have them all resolved in the near future.

Construction progresses for Cajun-Sibon Phase 2. This expansion will increase the Cajun-Sibon pipeline capacity by an additional 50,000 barrels a day to a total of 120,000 barrels per day. We are also constructing a new 100,000 barrel per day fractionator at our Plaquemine gas processing complex and expanding pipeline capacity from Eunice to the new Plaquemine fractionator. We expect Phase 2 to come online in the second half of 2014.

Our North Texas Legacy assets continue to perform well despite reduced drilling in the area. Our long-time goal has been to reposition these assets, and we are excited about the many synergies and opportunities the transaction with Devon creates in North Texas.

As Barry mentioned previously, we announced plans to expand our operations in the Permian with our new Bearkat processing complex and gathering system. This project includes treating, processing, and gas takeaway solutions for regional producers. The new-build processing complex located near our existing Deadwood joint venture in Glasscock County will have an initial capacity of 60 million cubic feet per day, increasing our total operating processing capacity in the Permian to approximately 115 million cubic feet per day.

In February we announced the construction of a new 35-mile 12-inch-diameter high-pressure pipeline that will provide additional gathering capacity in the Bearkat and further expand our platform in the region. This is just the type of expansion project we like to see in these types of developing resource plays. These projects are underwritten by long-term fee-based contracts and provide gas takeaway solutions for constrained producer customers in Howard, Martin, Glasscock, and Reagan Counties.

We expect significant growth from our Permian assets when the first phases of Bearkat come online in the second half of the year. In Eagle Ford, we continue to see strong results from our investment in Howard Energy. The Reveille processing plant became operational at the end of the year as expected and in December, Howard announced the planned construction of two major liquid handling facilities in the region. The Brownsville Terminal and the Live Oak stabilizer will significantly increase Howard’s platform of services in South Texas, and both are expected to be completed in mid-2014.

We received $17.5 million dollars in distributions from Howard Energy in 2013. This is slightly above expectations and we continue to be pleased with this investment and the growth around it. Also, Alinda Capital Partners acquired a 59% interest in Howard in late 2013 by buying out the ownership interests of Quanta, GE, and others.

We have retained our 31% ownership in Howard. We see this as a positive for our investment, in part because the Alinda acquisition valued our interest at over 2x our original investment. We are also aligned with Alinda Capital Partners in our growth plans for Howard Energy and expect to take advantage of the many opportunities seen in the prolific Eagle Ford shale play.

In Louisiana, our Bayou Corne permit was finally issued in December, and construction on the pipeline reroute is underway, which will allow us to resume service through the line restoring system throughput to previous levels. We now expect this to be complete in the first half of 2014.

In the Ohio River Valley we remain positive about the long-term opportunities, while recognizing several changes to our original outlook for the Utica. As of the fourth quarter of 2013, approximately 760 wells have been drilled in the region, but only 260 are producing, and we are seeing more gas and less oil than we had originally projected. Total production for the Utica was flat compared to the third quarter.

The continued delays in much-needed gas gathering and processing capacity have delayed wells from coming online, and continue to impact our near-term growth expectations for gathering the associated condensate production. We anticipate volumes will grow significantly as these shut-in wells begin producing with the completion of the Midstream infrastructure. We are well-positioned for the long-term growth in the region and continue to identify and develop additional opportunities to extend and expand our existing footprint.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

With that I will turn it back over to Barry.

Barry Davis  — Crosstex Energy LP - President and CEO

Thank you Bill.

Before we end the call, I just want to acknowledge that if all goes as planned, this will be the last Crosstex earnings call. It has been an incredible 18 years and I sincerely appreciate the hard work and commitment of all Crosstex employees that have helped us build this Company into the leading Midstream provider that it is today.

We’ve grown from a Company of just 9 people in 1996 to a premier publicly traded set of companies employing over 700 people with a strong reputation in the industry. I am excited about our future as EnLink Midstream, but not without looking back fondly on all that Crosstex has accomplished. We are well-positioned to create value for our owners well into the future, and we look forward to the transaction closing in the very near future.

With that, Operator, we will now take questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Darren Horowitz, Raymond James and Associates.

Darren Horowitz  — Raymond James & Associates - Analyst

Good morning guys. A couple of quick questions. Mike, first one with regard to the updated pro forma guidance for EnLink Midstream Partners — and I appreciate all of the color on that — you outline the adjusted EBITDA of 300 (multiple speakers) I’m sorry. Can you guys hear me?

Barry Davis  — Crosstex Energy LP - President and CEO

Can you — mind starting again?

Darren Horowitz  — Raymond James & Associates - Analyst

The first question, Mike, was just around that updated pro forma guidance for EnLink Midstream Partners at $375 million. I appreciate that it is from the second to the fourth quarter.

But it now includes about $25 million of those financial synergies around the refinancing that you mentioned. Am I right in thinking that that suggests that the base EBITDA is about $25 million lower on an annualized basis?

Michael Garberding  — Crosstex Energy LP - SVP and CFO

No, because the financial synergies should really only impact DCF. When we think about that.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

Again, this does not include any operational synergies yet, as we mentioned. We are still working through those and as we gain better traction on those, we will start talking about those with the market.

Darren Horowitz  — Raymond James & Associates - Analyst

Okay. Do you have at least a rough forecast as to when you think the timing and magnitude of when that will be reflected in the income statement? Or is it still too early to tell?

Michael Garberding  — Crosstex Energy LP - SVP and CFO

It is still too early. Like I mentioned, we are still operating as two separate companies, and as we start integrating those teams together, we can do that deep dive. We do have a good working relationship together. Again, it should be quicker than longer just because of that.

Darren Horowitz  — Raymond James & Associates - Analyst

Okay. That makes sense. Back to the E2 dropdown that you just outlined as included in the 2014 guidance. If we think about the scale of those assets, which I assume are still three compression facilities that are doing about 300 million a day in capacity, and assets to stabilize somewhere between 15,000 and 20,000 barrels a day condensate. What is the associated EBITDA and DCF that we can expect from those?

Michael Garberding  — Crosstex Energy LP - SVP and CFO

We have not specifically talked about what you’re going to see from an EBITDA and DCF. We have said though is from an investment standpoint we have invested right now at just about a little bit north of $80 million. When we do these projects, we’ve typically seen these projects in that five to six times.

Darren Horowitz  — Raymond James & Associates - Analyst

Okay.

Michael Garberding  — Crosstex Energy LP - SVP and CFO

There will be again, just as you know, in any growing area, a ramp up at though, with time.

Darren Horowitz  — Raymond James & Associates - Analyst

That make sense. Last question for me, on the Legacy Lake system, just looking at the operating margins that you guys reported in the fourth quarter and the expectations this year. Can you give us a sense for the magnitude of those Legacy North Louisiana contracts rolling off? And what else you have got built into the guidance from a treating and blending volume perspective?

William Davis  — Crosstex Energy LP - EVP and COO

Those contracts, this is Bill, Darren. Those contracts on FT on North Leg generally have a 4 to 5 year average remaining volume-weighted life on them. Today there is about 285 million per day of FT commitment on those assets.

Our guidance assumes the existing contracts continue to roll off as per the contract life. So we don’t have anything built into the guidance that would offset that.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

Darren Horowitz  — Raymond James & Associates - Analyst

Okay.

William Davis  — Crosstex Energy LP - EVP and COO

We basically use current pricing for commodity processing and so forth so pretty much, status quo.

Darren Horowitz  — Raymond James & Associates - Analyst

Thanks Bill.

William Davis  — Crosstex Energy LP - EVP and COO

Thank you Darren.

Operator

John Edwards, Credit Suisse.

John Edwards  — Credit Suisse - Analyst

Good morning everybody. Bill, congratulations on your upcoming retirement.

William Davis  — Crosstex Energy LP - EVP and COO

Thank you.

John Edwards  — Credit Suisse - Analyst

The follow-up to Darren’s question, on the contract rolloff on the Legacy LIG system, then, is your guidance in terms of anticipated revenue. Or you’re assuming relatively flat. Is that the right way to think about it?

William Davis  — Crosstex Energy LP - EVP and COO

We assume the existing contract terms. Basically, whatever the term of the contract is, is what the guidance reflects. With no modifications assumed.

John Edwards  — Credit Suisse - Analyst

Okay, great. You were also mentioning in your remarks, regarding volume expectations and the Ohio River Valley, they are not coming in according to what your original thinking was, or at least not on the schedule you were thinking. I am just curious, your thoughts on when you think those volumes will get to plan. And also if you could talk about where they are relative to plan. Is it, say, three-quarters? Is it half? Can you just give us an idea of magnitude relative to the original plan.

Barry Davis  — Crosstex Energy LP - President and CEO

John, this is Barry. And I will address the ORV question.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

First of all, we have been reminded of the challenges associated with a development play like the Utica. There are just always early stage challenges that show up in the infrastructure build and just getting things done on the timing.

In our numbers, as you know, that was reflected basically in a slower ramp in the condensate production, as well as some logistical issues and mechanical issues in our brine business. Not to mention weather, which really kind of kicked in in the second half of the fourth quarter and continues a bit into the first quarter of this year. Just a number of things that really show up in the development of a play like that.

That being said, we continue to be very optimistic about the resource play in general. Volume ramp, we would still project to be similar to what we have in the past. In the third quarter we said the volumes were in excess of about 20,000 barrels a day of condensate and crude production there.

What we haven’t seen is much of a ramp from there over the last four or five months. And again, that is primarily the result of weather and infrastructure challenges. We would still project that we are going to see a big ramp and we think that that is supported by recent communications around well productivity.

We have seen wells in excess of 30,000 or 30 million cubic feet a day. So strong results, but we are still seeing things that have slowed things down. We’re optimistic about the future and think that there will be opportunities for us to continue to expand there.

John Edwards  — Credit Suisse - Analyst

Okay, great. That is really helpful. Also, you brought up the weather. Can you quantify approximately from an EBITDA standpoint, what you thought the weather impacts were for the quarter?

Barry Davis  — Crosstex Energy LP - President and CEO

John, we really haven’t done that. It is mostly in the ORV area, but we have seen some weather. One of the things that Bill did not mention is the — part of the ramp up in Cajun-Sibon was impacted by — we had more ice days than we had rain days in South Louisiana. That is unusual. We did have some weather issues that we haven’t quantified in the numbers.

John Edwards  — Credit Suisse - Analyst

Okay. Fair enough. Last question.

I do not know if you will be able to address this until the close of the combination. You laid out four different avenues of growth. The drop-down, Midstream services, organic, M&A. If you could weight one of those aspects. One to the other, how would you weight what you think the growth opportunity is between those four areas.

Barry Davis  — Crosstex Energy LP - President and CEO

John, I would point you to May 12. I think we’re going to give you a really nice roadmap to those opportunities at that time. At this time, I would simply say, I think there are significant opportunities across all four of those avenues.

Clearly you can do the math on the dropdown potential with an initial valuation of $2.5 billion or so of the assets that went up to the GP. Then look at the size of the access project. It is significant on the drop-down but it is also significant on the other avenues as well.

John Edwards  — Credit Suisse - Analyst

Okay, thank you very much.

Barry Davis  — Crosstex Energy LP - President and CEO

Thank you John.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

Operator

(Operator Instructions)

David Askew from Wunderlich.

David Askew  — Wunderlich Securities - Analyst

If you guys could maybe provide — good morning. I was wondering if you guys could maybe provide a little bit more timing guidance on the in service of Cajun-Sibon II, and the Bearkat Plant.

William Davis  — Crosstex Energy LP - EVP and COO

The Cajun-Sibon, to get specific on it, should be sometime in the September or October time frame, roughly. In terms of Bearkat there will be a couple of phases of its implementation as well. We think we will have the first phase of Bearkat this summer. Second phase in the fall.

David Askew  — Wunderlich Securities - Analyst

Thank you. Would you anticipate any of the mechanical issues with the Phase II or is work being done to address potential issues before they arise?

William Davis  — Crosstex Energy LP - EVP and COO

We are doing what we can to address those in advance. Yes.

David Askew  — Wunderlich Securities - Analyst

Okay, thank you.

Barry Davis  — Crosstex Energy LP - President and CEO

(multiple speakers) Hey David. Just to expand a little bit on that. We would look at the characterization of those issues that we face as being things that we would like to think of as being one-time things that are associated with specific equipment, and the fact that we were going into an existing plant. The reality is, in big projects like this with a lot of equipment, you are typically going to see some issues. Certainly we are going to do everything we can with what we have learned from the issues we have seen in Phase I. But we cannot predict that those won’t exist in Phase II.

David Askew  — Wunderlich Securities - Analyst

Okay, fair enough. And then, on the synergies, without being too much more specific, operational synergies, what area would you see the most opportunity in? Is it in the Barnett? Are there also opportunities for synergies on the maintenance CapEx side? Along with the OpEx side?

Barry Davis  — Crosstex Energy LP - President and CEO

David, first of all, let me say, we are going to see significant synergies on a corporate G&A level. When you push two companies together like this, obviously you had redundancies.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

Good news is it didn’t result in headcount reduction, but it does result in savings for us because we already have a lot of those G&A things built into our organization. So a big part of it will come from that. That will come immediately.

The second thing is, when you look at where the overlap is, it is primarily in the Barnett and almost exclusively in the Barnett. That would be the second area that we would expect to see operational synergies.

We have been working as much as we can prior to the close to identify and to get those things moving. And I think by our May 12 analyst meeting we will be able to get some pretty good detail as to what we think the outcome will be there.

Michael Garberding  — Crosstex Energy LP - SVP and CFO

On maintenance capital, you are correct. We do expect to see synergies. Because if you think of the majority of the wells that are being drilled in those areas, it is really infill drilling with connections to existing systems. So we do think there is a lot of optimization around the maintenance capital when we get in there.

David Askew  — Wunderlich Securities - Analyst

Thank you. Finally, bigger picture in the ORV, can you guys characterize the competitive landscape? There has been a condensate pipeline and splitter project announced. Just how that might be impacting you guys’ thinking and the outlook for regional development there around condensate solutions.

Barry Davis  — Crosstex Energy LP - President and CEO

Again David, we are very optimistic about the resource play in general. We think there is going to be a lot of Midstream assets built here and that has been well-documented.

We believe the condensate project that we are working on still makes a lot of sense, and we are still working very closely with our producer customers to build out that infrastructure that we know is necessary. We are not going to be trucking large volumes of condensate for very long before we are moving into pipeline. We think that is still a great opportunity for us.

David Askew  — Wunderlich Securities - Analyst

Okay, thank you guys and congratulations, Bill.

William Davis  — Crosstex Energy LP - EVP and COO

Thank you.

Barry Davis  — Crosstex Energy LP - President and CEO

Thank you Dave.

Operator

Ethan Bellamy, Robert W Baird.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

Ethan Bellamy  — Robert W. Baird & Company, Inc. - Analyst

Good morning gentlemen. In the original presentation you guys outlined 95% fee-based pro forma for 2014. Do you anticipate that when you start the drop down in 2015 and beyond that you will stay at or above that level, just in terms of how the Devon contracts with EnLink go?

Michael Garberding  — Crosstex Energy LP - SVP and CFO

This is Mike. Yes, we anticipate staying in that general range when you look at it, really that 95%. Again, all of the assets that are in the GP today are moving things in the contract that we talked about. And we would expect that future dropdowns from Devon would mirror contractually what we’ve done today.

Ethan Bellamy  — Robert W. Baird & Company, Inc. - Analyst

That is good. With respect to EnLink, Crosstex is now aligned with (inaudible). Has that changed in relation with other producers? On the one hand you have more resources but on the other hand you are aligned with what might be a competitor of some of the other folks that you work with. I’m curious if that has changed the dynamic of the relationships at all.

Barry Davis  — Crosstex Energy LP - President and CEO

Ethan, this is Barry. We are very thankful that to date we have seen no negative reaction and we really don’t expect to, going forward. We will remain an independent Company. We will remain independent in terms of the way we approach the business.

And Devon has always been a very large customer for us. We have just expanded that. So, we have not seen a negative reaction, and think it has been a very positive — from our financial capability, our ability to be creative in the structuring of deals with producers, we think it comes from that financial capability. Will be important and really will be a net positive

Ethan Bellamy  — Robert W. Baird & Company, Inc. - Analyst

Thank you Barry and Bill congratulations. It’s nice to see you going out on top.

William Davis  — Crosstex Energy LP - EVP and COO

Thank you very much.

Ethan Bellamy  — Robert W. Baird & Company, Inc. - Analyst

Thank you.

Operator

[Jeremy Holder] Goldman Sachs.

Jeremy Holder  — Goldman Sachs - Analyst

Good morning. Recently Canadian Natural announced an acquisition of some of Devon’s assets in Canada. I was just wondering if that changes anything, the outlook on the drop-down opportunities related to the Midstream assets up there. How do you guys think about that?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

Michael Garberding  — Crosstex Energy LP - SVP and CFO

Hi Jeremy. This is Mike. That does not — again, there were some miscellaneous Midstream assets associated with that. The main assets from a Canadian perspective were in and around the access pipeline. So from our perspective it does not.

Jeremy Holder  — Goldman Sachs - Analyst

Related to the access pipeline from a production standpoint, I guess there is a change. Not having Devon on control, or to be the main support of that. Does that change anything? Or is that the volumes coming from the access pipeline comes from a variety of producers?

Barry Davis  — Crosstex Energy LP - President and CEO

Just to be clear, Devon has retained the heavy oil projects that drives the access pipeline. So there would be no impact as to that. They also retained — obviously their position in the access pipeline represents the opportunity for us. So no negative.

We do think, from a broader perspective, the things that Devon has done recently from a strategic standpoint to focus on fewer resource plays, is a net positive to us. We think that one, their focus on these areas will drive production to our facilities that are associated with them.

Secondly the assets that they sell represent opportunities because we expect that those assets will result in hands of people that would be more aggressive in their development because they would become core properties, hopefully, for those people that acquire them. In all, we see the things that have been done by Devon in the last couple of months as being very positive for us.

Jeremy Holder  — Goldman Sachs - Analyst

Great, thank you for the color.

Operator

I would now like to turn the call over to Barry Davis for closing remarks.

Barry Davis  — Crosstex Energy LP - President and CEO

Thank you Mark, I appreciate it. Guys, as you can tell from our tone in this call and the tone of our communications. These are exciting times for us. We’re working hard to execute on our growth projects and to complete the transaction with Devon here in the very near future.

The steps we’ve taking in 2013 position us well to create value for our equity holders as we march into the future. As EnLink Midstream, we will not only be one of the largest but also one of the best Midstream companies in the US.

We look forward to providing you with more information on our progress on our analyst meeting on May 12th in Dallas. Have a great day and a great weekend. We appreciate all of your support.

Operator

Thank you very much. This concludes today’s conference. Thank you for your participation.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 28, 2014 / 03:00PM  GMT, XTEX - Q4 2013 Crosstex Energy, L.P. Earnings Conference Call

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2014 Thomson Reuters. All Rights Reserved.

Additional Information and Where to Find It

This transcript contains information about the proposed merger involving a Devon entity and Crosstex Energy, Inc. In connection with the proposed merger, EnLink Midstream, LLC (formerly known as New Public Rangers, L.L.C.) filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus for Crosstex Energy, Inc.’s stockholders. The Corporation commenced the mailing of the final proxy statement/prospectus to stockholders on February 6, 2014. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, stockholders will be able to obtain free copies of the proxy statement/prospectus from the Corporation by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

Participants in the Solicitation

Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crosstex Energy, Inc.in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2013, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2013, which is filed with the SEC.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.